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June 4, 2021

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	At Home Group Inc. (the “Company”) PREC14A Preliminary Proxy Statement filed under cover of Schedule 14A Filed by CAS Investment Partners, LLC et al. on May 24, 2021 File No. 001-37849

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 2, 2021 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by CAS Investment Partners, LLC (together with its affiliates, “CAS Investment”) on May 24, 2021 (the “Proxy Statement”). We have reviewed the Staff Letter with CAS Investment and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on Schedule 14A filed on May 24, 2021

General

1.	Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders be disclosed on the first page of the proxy statement. The term “proxy statement” is defined in Rule 14a-1(g). At present, the projected date of distribution is set forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.

CAS Investment acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 4, 2021

2.	The disclosure indicates that printed copies of the proxy statement will be furnished to shareholders without specifying the means by which it will be transmitted. Given the availability of the proxy statement on a dedicated website, the disclosure on page 2 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods. Please advise us whether the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). Alternatively, please revise to remove the potential implication the proxy statement will be only “furnished” electronically.

CAS Investment acknowledges the Staff’s comment and advises the Staff that it will not be relying upon Rule 14a-16 to distribute the Proxy Statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). CAS Investment intends to do a mailing distribution of its Proxy Statement and proxy card and has revised the Proxy Statement to clarify that the Proxy Statement will be “mailed” to stockholders. In addition, CAS Investment will post its Proxy Statement and proxy card, as well as all additional soliciting materials, on a website to be identified in a future proxy statement and will make those materials available to stockholders free of charge through the conclusion of the Special Meeting.

3.	Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

CAS Investment has not yet decided if it will be filing a definitive proxy statement before the Company, however, should CAS Investment distribute its definitive proxy statement before the Company, CAS Investment acknowledges that it will accept all legal risk in connection with distributing its definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Reasons for the Solicitation, page 5

4.	The participants represent that “H&F’s implied purchase price is a mere 12.9x fiscal year 2023 adjusted earnings.” The participants rely upon an estimated EBIT margin of 13.1% of sales. It appears, however, that consensus industry analysts reflect an assumed EBIT margin of 9.8% for HOME’s 2023 fiscal year. Given the reference to the participants’ analysis as being its “most conservative,” please revise to address this apparent inconsistency.

CAS Investment acknowledges the Staff’s comment and respectfully disagrees with the Staff regarding the referenced inconsistency and need for revised disclosure. CAS Investment does not rely on industry analysts’ predictions, projections or assumptions and undertakes its own analysis when valuing companies in which it invests. CAS Investment is the Company’s largest stockholder and as such, has thoroughly analyzed the Company’s business, operations, financials, balance sheet and other material information and related disclosures provided by the Company in public materials. CAS Investment’s analyses are therefore not based on consensus industry analysts. Rather, they are based on CAS Investment’s thorough review of publicly available information about the Company and its knowledge and experience of the industry.

Specifically, CAS Investment based the 13.1% EBIT margin off the Company’s actual 2019 EBIT margin (excluding pre-opening costs, as explained in footnote 2 on page 5 of the Proxy Statement).  CAS Investment refers the Staff to the below calculation. These figures can be found on page 25 of the Company’s Investor Presentation1 (except FY 2019 revenue, which is on page 7 of the Investor Presentation as well as the Company’s Form 10-K for the fiscal year ended January 25, 2020).

1 Available at http://investor.athome.com/~/media/Files/A/At-Home-IR-V2/documents/at-home-investor-presentation-april-2021-final.pdf.

June 4, 2021

CAS Investment provides an explanatory note to stockholders regarding the above-referenced calculation in footnote 3 on page 5 of the Proxy Statement as follows: “CAS FY 2019 adjusted EBIT excluding store opening expenses as follows: Adjusted EBITDA of $191,245 plus costs associated with new store openings of $18,656, minus stock based compensation expense of $5,530 minus depreciation and amortization $56,529 equals Adj EBIT ex preopening expense of $153,003, which divided by $1,165,899 of sales yields a 13.1% margin.” CAS Investment has therefore provided stockholders with a thorough explanation as to how it arrived at its estimated EBIT margin, which is based on publicly available information disclosed by the Company.

Accordingly, this reflects CAS Investment’s most conservative analysis based on information it analyzed from Company materials, not information or predictions generated by industry analysts. CAS Investment does not believe it needs to inform stockholders that it disagrees with industry consensus as CAS Investment has undertaken its own thorough analysis as clearly explained to stockholders in the Proxy Statement. In addition, it should be noted that CAS Investment goes on to further clarify on page 5 of the Proxy Statement the reasons why the “revert to 2019” case is so conservative, providing further disclosure to stockholders as to how CAS Investment arrived at its conservative estimate.

5.	The participants represent that “12.9x earnings represents a significant discount to the broader market and most other retailers and a yawning discount to the market price for healthy, growing retailers with long runways.” Please qualify this statement to disclose, if true, that: the implied purchase price calculated by the participants does not include pre- opening costs for new stores; any increases in labor and freight costs; and HOME’s 2021 fiscal year interest expense which appears to be approximately $28 million on a pre-tax basis and approximately $22 million after tax.

CAS Investment acknowledges the Staff’s comment and provides the Staff with the following response regarding the aforementioned statements.

The revert to 2019 case outlined by CAS Investment is intended to compare the H&F offer with the ongoing, steady state profit potential of the existing and immediately planed store base as if all the business improvements at HOME since 2019 reverted and excluding any distortions from transient factors impacting the Company.

June 4, 2021

Specifically, the analysis takes the actual FY 2019 revenue per store adjusted upwards to reflect 4 years of revenue per store growth at the 2015-2019 growth rate at the FY 2019 operating margins and applies them to an estimated 250 store base. CAS Investment refers the Staff to the below calculation details. All of these historical figures are readily available and have been derived from the Company’s publicly filed materials.

June 4, 2021

With respect to the specific comments of the Staff regarding this analysis, CAS Investment confirms that such analysis excludes any pre-opening costs as it is intended to consider the ongoing profit potential of the store base without giving consideration for the potential to open additional stores. As such, any pre-opening costs which might occur in 2023 would not be anticipated to recur in this analysis. CAS Investment refers the Staff to footnote 2 on page 5 of the Proxy Statement where it clarifies that the analysis excludes pre-opening store expenses. As discussed in more detail below, CAS Investment has revised this footnote to address certain of the Staff’s other comments.

CAS Investment also confirms that the Company, with its present capital structure, currently has interest expense at an annualized rate of ~$30 million per year, which is excluded from CAS Investment’s analysis. However, this exclusion reflects the fact that the Company’s net debt is quite low relative to its interest costs and that by 2023 or shortly thereafter, the Company could get to zero or near zero interest expense.

To be specific, the Company ended April with $150.9 million of net debt. During Q1, the Company generated $58.8 million of cash (cash from operations minus cash from investing activities). Thus, by the end of the year, given the Company’s significant ongoing cash generation and limited pace of store openings, CAS Investment believes that this net debt balance will be substantially lower. The Company has the capacity to generate even more cash through sale leasebacks of its owned stores. Given these two sources, CAS Investment believes that the Company will end FY 2022 with far less net debt than it currently has. Further, in this scenario, given its ongoing cash generation, the Company would likely be able to repay any remaining debt during FY 2023. Thus the average net debt balance in FY 2023 would likely be substantially lower than the current $150.9 million. Additionally, since this is envisioned to be a steady state analysis, CAS Investment assumes that the Company would repay its bonds and fund its modest remaining debt balance with borrowings under its asset backed revolver or similar credit lines which have very low cost. Thus, taken together, the low debt, at low cost would make the ongoing interest expense de minimus to the Company and the analysis. To address the Staff’s comment, CAS Investment has revised the aforementioned footnote to clarify that the analysis excludes interest expense and the reasons therefore.

Further, given that CAS Investment’s analysis is a steady state analysis, it also excludes the transient impact of any elevated freight or labor costs related to the COVID-19 pandemic or otherwise, as such costs are temporary in nature and would not be expected to continue as economic activity normalizes. To address the Staff’s comment, CAS Investment has revised the aforementioned footnote to clarify that the analysis excludes these costs and the reasons therefore.

6.	The participants represent that “earnings can grow to approximately $6.74 per share by fiscal year 2027.” To the extent the participants’ calculations rely upon a fully diluted share count of approximately 68 million for HOME, please revised the earnings per share estimate for the newly released fully diluted share count. Alternatively, please qualify this estimate by identifying the undiluted share number being used and reason why that number was selected.

CAS Investment acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

June 4, 2021

7.	The participants “estimate that At Home’s stock would be worth more than $135 per share by the end of fiscal 2026 [and that] [d]iscounting this $135 back five years at the conservative rate of 13% yields a fair value of the shares of $70+ today.” Please qualify these assertions by disclosing, if true, that such calculations assume: HOME would open 60-70 new stores in each of fiscal year 2025 and 2026, which is approximately two times more stores than HOME has historically opened in any given year; an EBIT margin which ostensibly deviates from consensus estimates; zero pre-opening costs for new stores [implied]; and that HOME would not incur interest expense despite the possibility it will incur approximately $30 million on a pre- tax basis in fiscal year 2026 if using the level of store openings in the CAS analysis.

CAS Investment acknowledges the Staff’s comment and provides the Staff with the following response regarding the aforementioned statements.

With respect to the Staff’s comment regarding the assumption that HOME would open 60-70 new stores in each of fiscal year 2025 and 2026, CAS Investment advises the Staff that its analysis is based on the assumption that At Home can return to opening 20% more stores per year as it did up to 2020. Prior to the COVID-19 pandemic, CAS Investment and At Home management engaged in private discussions, during which management expressed that they believe the Company could grow meaningfully faster than 20% per year but had elected a lower growth rate in an effort to find a growth rate that most pleased Wall Street. Given that the post COVID-19 environment makes it far easier to lease space than historically and At Home’s business has never been stronger or more productive, CAS Investment does not see any reason as to why the historical rate of growth (or more) cannot be resumed. CAS Investment discloses this 20% store growth assumption on page 6 of the Proxy Statement. Given this estimated store growth, CAS Investment further advises the Staff that its analysis does take into account pre-opening costs for new stores.

With respect to the Staff’s comment regarding the EBIT margin consensus deviation, CAS Investment refers the Staff to its response to comment number 4 above. As noted above, CAS Investment’s EBIT margin is based on its own thorough analysis backed by public data, not consensus estimates. CAS Investment does not rely upon street consensus to formulate its analyses as it conducts its own extensive research and analyzation of the companies in which it invests, including with respect to HOME.

CAS Investment further advises the Staff that the referenced EBIT margin is based on the Company’s historical EBIT margin giving effect to the Company’s much higher level of sales per store, improved sourcing, improved sourcing leverage, and improved corporate leverage, net of reinvestment in the consumer value proposition. CAS Investment further notes that in 2015-2019, the Company’s margins (while growing the store base 20% per year) ranged between 11.1% and 12.3% (see table below from the Company’s Investor Presentation and SEC filings).

June 4, 2021

Based on CAS Investment’s discussions with management, people in the industry and former employees, CAS Investment estimates that:

1.	Every dollar of incremental sales in an existing store generates approximately 35c of incremental pretax profit. This is due to the leverage of store fixed costs. Thus adding ~$1.5 million of sales per store should add approximately 400bps to EBIT margins.
2.	Doubling the Company’s purchases of goods from a given vendor should drive ~10%+ saving on those goods and their inbound freight due to purchasing scale which ultimately arises from the manufacturer’s fixed cost leverage. Given that CAS Investment believes that first costs are approximately 40% of revenue, such sourcing savings would drive approximately 400bps+ of margin expansion.
3.	The Company’s corporate expenses (IT, marketing, finance, sourcing, etc) should be highly scalable as the Company adds stores. Assuming that even 1/3rd of the Company’s corporate overhead costs could remain fixed as the Company doubles its sales, would add approximately 100bps to margins.

Taken together, and ignoring a number of other smaller opportunities that CAS Investment believes are available to the Company to enhance its efficiency, these benefits could drive as much as 900bps of margin. CAS Investment then implicitly assumes that 650bps of these gains are reinvested back into the customer value proposition. Thus, margins grow from ~11.5% in 2015-2019 to the 14% assumed.

June 4, 2021

With respect to interest expense, similar to the “revert to 2019” scenario discussed above, CAS Investment believes that interest expense would be de-minimus as the Company can maintain this 20% growth rate funded entirely from retained profits. To illustrate this, note that in management’s projections they believe that the Company can grow 12.5% per year while consistently generating cash. In FY 2024, for example, they expect the Company can add 33 stores while generating $76 million of cash. This cash flow is anticipated to be achieved despite an unreasonably low EBITDA assumption of 16.3% (as discussed above) and the unreasonable assumption that the Company does no sale leaseback transactions (despite having historically done so) in order to fund growth. If CAS Investment assumes that the Company grew 20% instead of 12.5%, HOME would open an additional 19 stores. At $4.5 million of capex per store (the Company’s assumption for per store cost, again assuming no sale leaseback), this would require $86 million. Starting from the Company’s $76 million of cash flow, this would leave a modest $10 million deficit. However, in truth, CAS Investment believes there would be no deficit as (i) the stores would generate cash in the year in which they were opened, (ii) the Company would likely have higher margins, and (iii) opening costs could be reduced via sale leaseback transactions. Accordingly, CAS Investment believes the Company can achieve CAS’s 20% store growth assumption while continuing to generate a modest amount of cash. Given tiny (if any) amount of debt that will remain at the end of FY 2023, and the Company’s access to low cost ABL funding, any interest expense would be immaterial. CAS Investment has revised the Proxy Statement to include a footnote clarifying that interest expense has been excluded from the analysis and the reasons therefore.

8.	The participants represent that by fiscal year 2027, “the market will likely value At Home at 20x forward profits or more given its unlevered balance sheet.” Please qualify this statement in general and, in particular, the use of the term “will likely” by indicating, if true, that the estimate is dependent upon zero execution and market risk. See Note a. to Rule 14a-9.

CAS Investment acknowledges the Staff’s comment and respectfully advises the Staff that it believes it has appropriately qualified this statement via its use of the terms “We contend” and “will likely”, however, CAS Investment has further revised the Proxy Statement to add a belief qualifier in order to address the Staff’s comment.

CAS Investment further advises the Staff that there is market and execution risk, however, the Company’s strong market position and deep management bench significantly mitigate these risks. In the end, investing is uncertain but turning $36 into ~$135 represents an attractive (if uncertain) investment for At Home stockholders. Notwithstanding the foregoing, CAS Investment has revised the Proxy Statement to address the Staff’s comment.

* * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Meagan M. Reda
Meagan M. Reda
cc:	Steve Wolosky, Esq. Clifford Sosin, CAS Investment Partners, LLC